Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

December 21, 2012

Via EDGAR

Rebecca Marquigny, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    RE:             Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on November 27, 2012, with regard to Post-Effective Amendment Nos. 154, 155 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 11, 2012, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering new series of the Registrant (each, a “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided the SEC staff’s comments and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

     In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

Loring Ward NVIT Capital Appreciation Fund

1.	Comment – If any of the following comments for the Loring Ward NVIT Capital Appreciation Fund apply to the Loring Ward NVIT Moderate Fund, please make such revisions where appropriate.

Response – Registrant has revised the Loring Ward NVIT Moderate Fund’s disclosure to incorporate any comments deemed appropriate and applicable to that Fund.

2.	Comment – Please confirm that the investment objective is stated accurately as set forth in the formal governance documents of the Trust.

Response – Registrant confirms that the investment objective is stated accurately.

3.	Comment – In the Fees and Expenses Table, please state, where appropriate, that “%” refers to the percentage of the value of the shareholders’ investment.

Response – Registrant has revised as requested.

4.
Comment – Please state in the footnote to the Fees and Expenses Table the reason for the difference of Total Annual Fund Operating Expenses between share classes of the Fund (e.g., that the difference is a result of different administrative service fees).

Response – Registrant has reviewed and considered the SEC staff’s request.  Registrant does not believe that Form N-1A requires explanatory disclosure as to the specific reasons for any differences between share classes other than providing the information required by Item 3.  Further, Registrant believes that the addition of explanatory disclosure may not be permitted under current SEC staff guidance to conform strictly with the requirements of Item 2 through Item 8.

As such, Registrant respectfully declines to accept this comment.

5.
Comment – The footnote to the Fee Table indicates that the Adviser may recoup management fees previously waived.  Please remove “previously waived” and “waived the fees” in the footnote to the Fee Table as it is not considered a fee waiver if it is subject to a recoupment.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.  As indicated in Registrant’s previous comment response letters and now again, Registrant continues to believe

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

that the use of the term “waiver” in the footnote remains appropriate and accurate terminology.

The relevant portion of the footnote reads:

The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation that was in place at the time that the Adviser waived the fees or reimbursed the expenses.  (emphasis added)

This footnote disclosure indicates that the fee waiver is subject to recoupment by the Adviser.  The fee waiver occurs first, which is then subject to a potential recoupment by the Adviser for up to three years after the fee waiver, provided that recoupment complies with the terms of the Expense Limitation Agreement and the reimbursement does not cause the Fund to exceed its expense limitation at that time.  As such, Registrant believes that the fee waiver and recoupment are separate concepts.  The separation of concepts is highlighted by the fact that: (i) the Adviser may waive fees and, depending on numerous factors, not recoup any of these waived fees; (ii) recoupment, in whole or in part, may only occur if there has been a fee waiver; and (iii) recoupment cannot occur at the same time that fee waivers are taking place.  As a result, Registrant does not believe that the potential for recoupment, or the recoupment itself, in whole or in part, fundamentally changes the initial classification of the fee waiver, or makes the disclosure in the footnote inaccurate.

Second, a plain English reading of the terms “waived” and “reduced” favors including both words in the footnote disclosure.  The term “waived” implies a temporary characteristic through the relinquishment of a known right.  “Reduced” implies permanence through diminishment or change.  If “previously waived” is removed, use of the term “reduced” by itself may lead shareholders to believe that the cost of expenses had been permanently reduced when in fact the expense limitation agreement to limit expenses can be terminated at the end of the stated time period or at any time with the consent of the Board of Trustees.

Third, the disclosure, as set forth in the footnote, and the terms, “previously waived” and “waived the fees,” is derived from substantially identical language set forth in the Expense Limitation Agreement entered into by the Trust with the Adviser, and approved by the Board of Trustees.  As such, Registrant does not believe it is necessary or appropriate to change the footnote disclosure where the contractual language is currently clear.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

Fourth, the term “fee waiver” is set forth in the subcaption to the Fee Table, as that term is expressly required by Item 3, Instruction 3(e).  Removing “fee waiver” from the footnote disclosure, as a result, will unnecessarily complicate the terminology used throughout the prospectus.

Finally, Registrant is aware of other fund complexes utilizing the same approach as the Registrant.

As such, Registrant again respectfully declines to accept this comment.

6.
Comment – (a) Although the Fund limits non-excluded operating expenses to 0.33%, the excluded operating expenses are significant.  Please explain how high the excluded operating expenses may go.  For example, please explain that the administrative services fees can reach as high as 0.25%, instead of 0.15%.  Please be more transparent.  (b) Also, please consider adding further information with regard to what consideration the Adviser is receiving in return for providing the expense limitation.

Response – (a) Registrant has reviewed and considered the SEC staff’s request.  Registrant notes that servicing agreements are entered into by the Registrant with insurance companies or their affiliates who provide administrative support services to variable insurance contract holders on behalf of the Fund.  Registrant further notes that the Administrative Services Plan permits the Fund to pay a fee up to 0.25% of the average daily net assets of Class II shares of the Fund.  As stated in the “Investing with Nationwide” section of the Prospectus, many insurance companies do not charge the maximum permitted fee or even a portion thereof.  At present, the fee rate to which Nationwide Financial Services, Inc. has agreed to contractually is 0.15%.  In addition, the aforementioned section states that, for the current fiscal year, administrative services fees for Class II shares are expected to be 0.15%.  Due to the nature of the serving agreements anticipated for the coming year, the fees charged by the insurance companies are not expected to change materially. Therefore, while it is possible that a Fund could pay up to 0.25% for each servicing agreement, the Registrant does not believe it likely.  As such, Registrant does not believe it is necessary or appropriate to revise the footnote to indicate the maximum fee allowable under the Administrative Services Plan.  (b) The Adviser does not receive any consideration in return for providing the expense limitation.

As such, Registrant respectfully declines to accept these comments.

7.
Comment – Compare the description in the Fund’s principal investment strategies, “Each Underlying Fund invests directly in equity or fixed-income securities, as appropriate to its investment objective and strategies,” with the

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

description on page 10 of the prospectus, “DFA does not intend to purchase or sell securities . . . based on prospects of the economy, the securities markets, or the individual issuers whose shares are eligible for purchase.” Please confirm or make clearer.

Response – Registrant confirms that each statement is accurate.  Registrant notes that DFA pursues a strategy through various quantitative measurements.  Each statement above originates from the Underlying Funds’ prospectuses.  Where Registrant is describing the process of the investment adviser or an investment strategy of the Underlying Funds, Registrant defers to the Underlying Funds’ description absent a reason to believe otherwise.

8.
Comment – Please confirm that securities lending is a principal investment strategy of the Fund.   Clarify the degree to which this is applicable to the investment strategy of the Fund as a fund of funds.

Response – Registrant confirms that securities lending is a principal investment strategy of the Fund.  Where Registrant is describing the process of the investment adviser or an investment strategy of the Underlying Funds, Registrant defers to the Underlying Funds’ description absent a reason to believe otherwise.  Although the Fund itself does not intend to engage in securities lending, securities lending is a principal investment strategy of each Underlying Fund.

9.
Comment – (a) The sentence that begins, “Many of the Underlying Funds may also use derivatives . . .” is long and confusing.  Please use plain English.  (b) Further, words such as “considerably” and “smaller companies” are also vague.

Response – (a) Registrant has revised this sentence to reflect the SEC staff’s comment.  (b) Registrant believes that such words appropriately convey the investment strategy of the Fund.  As such, Registrant respectfully declines to accept this comment.

10.	Comment – If the subadviser does in fact change the allocations of the Fund, please confirm in the comment response letter that notice of such a change will be made to shareholders.

Response – Registrant has considered the SEC staff’s comment and notes that, at present, there are no intentions to change the asset allocation percentages materially.  Registrant notes that the decision to file a Rule 485(a) filing is reserved for the Registrant upon consultation with Fund Counsel.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

11.	Comment – Please place the disclosure required by Item 4(b)(1) at the beginning of the risk section. This language states, “If the value of the Fund’s investments goes down, you may lose money.”

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

Registrant has reviewed the format of the prospectuses for all the NVIT Funds.  Registrant believes that the statement, located in its current location, is prominent, and again respectfully declines to make the requested change.

12.	Please confirm whether the “Securities Lending Risk” is a principal risk of the Fund. From the SEC staff’s perspective, it appears that the Fund is lending out its securities.

Response – Registrant confirms that securities lending is a principal risk of the Fund.  Where Registrant is describing the process of the investment adviser or an investment strategy of the Underlying Funds, Registrant defers to the Underlying Funds’ description absent a reason to believe otherwise.  Although the Fund itself does not intend to engage in securities lending, securities lending is a principal risk of each Underlying Fund.

13.
In the Item 4 required disclosure, with regard to mortgage- and asset-back securities risk, if applicable to the Fund at the fund of funds level, consider breaking out extension risk, prepayment and call risk, and subprime risk.

Response – Registrant notes that these risks are broken out in the Item 9 required disclosure.  Registrant believes that the current Item 4 mortgage- and asset-backed securities risk disclosure appropriately summarizes these risks.

As such, Registrant respectfully declines to accept this comment.

14.
Comment – (a) In the Performance section, please indicate that in the future the Fund will include a bar chart and table.  (b) The current language should also be revised to convey that the Fund’s performance is subject to a variance in returns.

Response – (a) Item 4(b)(2)(i) does not require the Registrant to specifically state that the Fund will include in the future a bar chart and table.  Separately, the preamble to the Performance table currently states that “[p]erformance information is not provided because the Fund did not complete one full calendar year of operations as of the date of this Prospectus.”  Registrant believes that this statement already encapsulates the SEC staff’s comment.  (b) Instruction 1(b) to Item 4 requires that, “[fo]r a Fund that provides annual total returns for only one

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

calendar year or for a Fund that does not include the bar chart because it does not have annual returns for a full calendar year, modify, as appropriate, the narrative explanation required by paragraph (b)(2)(i) (e.g., by stating that the information gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance)” (emphasis added).  Registrant believes that the Fund’s current disclosure satisfies this requirement.

As such, Registrant respectfully declines to accept these comments.

15.	Comment – Change the portfolio managers’ inception date for length of service with the Fund from 2013 to 2012.

Response – Registrant has revised as requested.

16.
Comment – The Tax Information section states, “Such distributions will be exempt from current taxation.” This may not necessarily be true in all scenarios; consider adding “may be exempt.”  Please compare this disclosure with prior years’ disclosure, which only needed to be revised to state, “To the extent this has tax implications, please see the variable product prospectus.”

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.  Although the Registrant acknowledges that such statement may not be true in every potential situation, Registrant believes that the statement is currently accurate.

As such, Registrant again respectfully declines to accept this comment.

17.
Comment – The disclosure in the “How the Funds Invest” section states, “The Funds may also invest in other mutual funds not identified herein that are chosen either to complement or replace the Underlying Funds.”  This statement is too broad.  Please delete or clarify the circumstances under which the Funds would exercise the right to change the mutual funds in which they invest.

Response – Registrant believes that the statement as written is an accurate representation of the Fund’s investment strategy.  Registrant believes that it would not otherwise be appropriate to qualify this statement.  Additionally, Registrant has no current intention to invest in other mutual funds not identified.

As such, Registrant respectfully declines to accept this comment.

18.	Comment – Similarly, the statement, “Subadviser reserves the right to change the target allocations at any time without notice,” is too broad. The

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

circumstances under which the target allocations should be changed should be included.

Response – Registrant believes that the statement as written is an accurate representation of the Fund’s investment strategy.  Registrant believes it would not otherwise be appropriate to qualify this statement.  Additionally, Registrant has no current intention to change the target allocations.

As such, Registrant respectfully declines to accept this comment.

19.
Comment – In the section “Risks of Investing in the Funds,” please indicate which risks are principal risks and which are ancillary for the Fund.  The only risk that staff can tell applies to the Fund is the fund of funds risk and nondiverisfied funds risk.  It is unclear whether (1) the risks of the Underlying Funds apply to the Fund and to what degree; and (2) whether these are principal risks or not.

Response – Item 9(c) requires the Fund to “[d]isclose the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Registrant confirms that all risks set forth in “Risks of Investing in the Funds” are considered principal risks of the Fund.  Registrant believes it has fully complied with the requirements of Item 9(c).

As such, Registrant respectfully declines to accept this comment.

20.	Comment – The section “Additional Risks that May Affect the Funds” seems to include principal risks. Please confirm.

Response – Registrant confirms that all risks set forth in the prospectus are considered by the Fund to be principal risks.

21.
Comment – (a) In the section “Selective Disclosure of Portfolio Holdings,” please state that the Trusts’ website will include a list of securities holdings as of a specific date.  (b) Also, please explain, confirm, or remove the phrase “generally remain available.”

Response – (a) Registrant indicates in the section that it will post “substantially all of its securities holding as of the end of each month” (emphasis added).   Registrant believes that such disclosure remains accurate.  As such, Registrant respectfully declines to accept this comment.  (b) The term “generally” in the disclosure conforms with the procedures of the Fund, which the disclosure

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

summarizes.  As such, Registrant believes it has met the requirements of Item 9(d).

22.
Comment – In the “Fund Management” section, include information about  Loring Ward that details the circumstances around which Loring Ward became a privately-owned company.  The description as it stands is too vague.

Response –  Registrant notes that Item 10(a)(1)(i) requires that the Fund, “[d]escribe the investment adviser’s experience as an investment adviser and the advisory services that it provides to the Fund.” Registrant believes that adding the circumstances under which Loring Ward became a privately-owned company is not required by Item 10(a)(1)(i), nor does it otherwise provide helpful information to a shareholder.

As such, Registrant respectfully declines to accept this comment.

23.	Comment – In the “Management Fees” section, please explain how these breakpoints impact subadvisory fees.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

As previously stated, Registrant believes that the compensation of each subadviser is not required by Item 10(a)(ii).  Rather, the Item only requires Registrant to describe the compensation of the investment adviser and, unlike Item 10(a)(1)(i), does not distinguish between investment adviser and subadviser. Registrant also notes that the subadviser is paid from the fees to the investment adviser.

As such, Registrant again respectfully declines to make the requested change

24.
Comment – In the “Portfolio Management” section, please clarify the portfolio managers’ positions within Loring Ward and the time served at each position.  It is not clear from the description if, during the course of 5 years, they served as portfolio managers or in a different and perhaps unrelated position.

Response –  Item 10(a)(2) requires the Fund to “state the Portfolio Manager’s business experience during the past 5 years.”  Registrant does not believe that Item 10(a)(2) requires that the Fund to provide a breakdown of the time served at each position over the course of five years.

As such, Registrant respectfully declines to make the requested change.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

25.	Comment – At the end of the section “Who Can Buy Shares of the Loring Ward Funds,” please add a statement regarding who is eligible to buy each class of shares of the Fund.

Response – Each class of shares is available to eligible investors as described in the insurance company prospectus.  Registrant does not believe it would be appropriate to include such information into the Fund’s prospectus.

As such, Registrant respectfully declines to make the requested change.

26.	Comment – In the section “Investing with Nationwide Funds,” under “Administrative Services Plan,” please clarify the services the Class P shares are not receiving.

Response – Registrant has reviewed and considered the SEC staff’s request.  Registrant believes that Form N-1A requires disclosure with regard to the type of fees and the amount of such fees the Fund will pay.  Registrant has reviewed the disclosure in this section and believes it has complied with the Form N-1A requirements.

As such, Registrant respectfully declines to make the requested change

        SAI

27.	Comment – Registrant should review all comments previously provided by the SEC staff to the SAI and make those requested changes.

Response – Registrant believes that it has fully responded in the past to all of the SEC staff’s prior comments.  As such, Registrant respectfully refers the SEC staff to those prior response letters.  To the extent that changes were made as a result of SEC staff comments, such changes are reflected in this SAI.

        Part C

28.	Comment – The response to Item 29 states that, “No person is presently controlled by or under common control with Registrant.” Please confirm this statement.

Response – Registrant confirms that this statement is accurate.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
December 21, 2012

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

                      /s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.